Prana Biotechnology’s Co-Founding Scientist Dr. Rudolph Tanzi
Selected as One of “The Harvard 100”

Melbourne, Australia - September 28, 2006: Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT), today announced that co-founding scientist, Professor Rudolph “Rudy” Tanzi, was selected for The Harvard 100: Most Influential Alumni. The top 100 list was published in the new premier bi-monthly publication 02138, focusing on Harvard alumni. The publication named after the zip code of its alma mater, is a lifestyle magazine for a unique community of educated, affluent and influential readers.

Rudy Tanzi is a Professor of Neurology and serves as the Director of the Genetics and Aging Research Unit, at Massachusetts General Institute for Neurodegenerative Diseases and Harvard Medical School. Professor Tanzi is a renowned expert on Alzheimer’s and an accomplished author. On September 26th, he was featured on a special segment of NBC’s “The Today Show “ that focused on Alzheimer’s.

The founding scientists’, Professors Rudolph Tanzi and Ashley Bush, theories concerning the interaction between metals and the protein beta-amyloid in the brain are the basis of Prana’s treatments for Alzheimer's and other neurodegenerative diseases.

02138 reflects the shared values, concerns, tastes, and obsessions of notable Harvard Alumni. From commerce to comedy, medicine to M&A, public service to private jets, it will look at news and culture through the Harvard lens. Other recognizable figures that were included in The Harvard 100 include: Microsoft CEO, Bill Gates, President George W. Bush, Senator Edward Kennedy, and cancer researcher, Dr. Judah Folkman.

About Prana Biotechnology Limited
Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related neuro-degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

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